Exhibit 99.2

ANNUAL SHAREHOLDERS’ MEETING OF

EMERA INCORPORATED

NOTICE TO NON-REGISTERED SHAREHOLDERS

REGARDING ACCESS TO EMERA’S MANAGEMENT INFORMATION CIRCULAR

and ANNUAL REPORT

 MEETING DATE and LOCATION

 Date:            Friday, June 5, 2020

 Time:           2:00 p.m. Atlantic Time

 Place:          Emera Place

                      5151 Terminal Road, Halifax, Nova Scotia, Canada

 Live audio webcast: https://web.lumiagm.com/148086240

 Meeting password: emera2020 (case sensitive)

Q	WHY AM I RECEIVING THIS NOTICE?

A

As permitted by Canadian securities regulators, Emera Incorporated (“Company”) is providing you with access to our management information circular (“Information Circular”) for the annual shareholders meeting (“Meeting”) as well as the 2019 Annual Report (together, the “Meeting Materials”), electronically, instead of mailing paper copies. This notice provides you with information on how to view the Meeting Materials online and / or request paper copies. Accompanying this notice is the voting information form that you will need to vote.

Q	WHERE CAN I ACCESS THE MEETING MATERIALS ON-LINE?

A	The Meeting Materials can be viewed online at www.meetingdocuments.com/astca/ema as of Wednesday, May 6, 2020 for a period of one year following the Meeting, or at www.SEDAR.com.

Q	HOW CAN I OBTAIN A PAPER COPY OF THE MEETING MATERIALS?

A

At any time prior to the date of the Meeting, you can request a paper copy of the Meeting Materials free of charge by calling the phone number, sending an email or accessing the website below:

➢ Phone number: Toll free 1-888-433-6443 (or 1-416-682-3801 for shareholders outside of Canada and the United States)

➢ Email address: fulfilment@astfinancial.com

➢ Website: www.meetingdocuments.com/astca/ema

Paper copies requested before the date of the Meeting will be sent to you within three business days of receiving your request. Therefore, to receive the Meeting Materials prior to the proxy deadline for the Meeting described below, you should make your request before 2:00 p.m. Atlantic Time on Thursday, May 21, 2020. To receive the Meeting Materials prior to the Meeting you should make your request before 2:00 p.m. Atlantic Time on Monday, May 25, 2020.

Requests for paper copies of the Meeting Materials can be made until one year following the Meeting.

Q	WHAT MATTERS ARE BEING RECEIVED OR VOTED ON AT THE MEETING?

A	Shareholders are being asked to vote on the following items of business: (See reverse)

MEETING BUSINESS ITEM	INFORMATION CIRCULAR REFERENCE

1. Election of the Board of Directors – elect directors of the Company for the ensuing year.	See the section entitled “Business of the Meeting – Election of the Board of Directors” in the Information Circular for more information.

2. Appointment of Auditors – appoint Ernst & Young LLP as auditors for the ensuing year.	See the section entitled “Business of the Meeting – Appointment of Auditors” in the Information Circular for more information.

3. Authorize Remuneration of Auditors – authorize the directors to fix the remuneration of the Auditors.	See the section entitled “Business of the Meeting – Auditors’ Fee” in the Information Circular for more information.

4. Say on Pay – an advisory resolution on the Company’s approach to executive compensation.	See the section entitled “Business of the Meeting – Advisory Vote on Executive Compensation” in the Information Circular for more information.

5. Employee Common Share Purchase Plan Amendment – increase the maximum number of common shares reserved for issuance under the Plan.	See the section entitled “Business of the Meeting – Employee Common Share Purchase Plan Amendment” in the Information Circular for more information.

All Shareholders are reminded to review the Information Circular and 2019 Annual Report before voting.

Q	HOW DO I VOTE MY SHARES?

A

You may vote by Internet, telephone, posted mail, delivered mail, e-mail, fax or via live webcast. Details of the methods of voting can be found on your accompanying voting information form. You will need your control number contained in the voting information form in order to vote by telephone by Internet or via the live webcast.

To be valid, voting information forms must be received by Emera’s Corporate Secretary, c/o AST Trust Company (Canada) at P.O. Box 721, Agincourt, ON M1S 0A1 by no later than 5:00 p.m. Atlantic Time on Wednesday, June 3, 2020 or, if the Meeting is adjourned or postponed, by 5:00 p.m. Atlantic Time two business days before the reconvened meeting date (or proxy deadline). Emera reserves the right to accept late voting instructions and to waive the proxy deadline, with or without notice, but is under no obligation to accept or reject any particular late voting instruction.

If you wish to participate and vote at the Meeting virtually, or you wish to appoint someone else to participate and vote virtually on your behalf, you MUST appoint yourself or your chosen proxyholder using your voting information form. IN ADDITION, in order for your chosen proxyholder to participate and vote virtually at the Meeting you must contact AST at 1-866-751-6315 (toll-free in North America) or 1-212-235-5754 (outside North America) by 5:00 p.m. ADT on June 3, 2020, to request a new Control Number for the Meeting. This new Control Number will allow you or your chosen proxyholder to log in to and vote at the Meeting. Without a new Control Number you or your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote.

Q	WHO CAN I CONTACT IF I HAVE QUESTIONS ABOUT NOTICE & ACCESS?

A	Shareholders with questions about notice and access can call toll free at 1-888-433-6443 or 1-416-682-3801 for holders outside of Canada and the United States or fulfillment@astfinancial.com.

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